UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2008
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from                      to
Commission File Number: 1-7959
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN
By:	/s/ Alan Schnaid
Alan Schnaid
Starwood Hotels & Resorts Worldwide, Inc. Benefits Committee Member

EX-23.1
Date: June 29, 2009

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN
We have audited the accompanying statements of net assets available for benefits of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hofffman McCann P.C.
Phoenix, Arizona
June 25, 2009

2

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
Assets:
Investments	$531,608,563	$665,578,366

Receivables:
Participant contributions	208,973	1,199,442
Employer contributions	2,534,773	2,064,496
Accrued investment income	1,441,840	1,237,790

Total receivables	4,185,586	4,501,728

Total assets	535,794,149	670,080,094

Liabilities:
Excess contributions payable	—	1,406,708
Accrued expenses	47,643	57,525

Total liabilities	47,643	1,464,233

Net assets available for benefits at fair value	535,746,506	668,615,861

Adjustment from fair value to contract value for fully benefit-responsive investment contract	453,097	5,982,345

Net assets available for benefits	$536,199,603	$674,598,206

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2008

Additions to net assets attributed to:
Dividends and interest	$17,976,501

Contributions:
Participants	73,745,970
Participant rollovers	3,430,363
Employer	33,434,595

Total contributions	110,610,928

Total additions	128,587,429

Deductions from net assets attributed to:
Benefits paid to participants	66,391,370
Net depreciation in fair value of investments	198,886,972
Investment and administrative expenses	3,297,992

Total deductions	268,576,334

Net decrease in net assets before plan asset transfers	(139,988,905)
Assets transferred from other plans, net	1,590,302

Decrease in net assets	(138,398,603)

Net assets available for benefits, beginning of year	674,598,206

Net assets available for benefits, end of year	$536,199,603

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(1)	Description of the Plan

The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Plan administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.

General

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Section 401(k) and 401(m) of the Internal Revenue Code (“IRC”). The Plan’s assets are held in trust (“Trust”) pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).

Eligibility

Company employees become eligible to participate in the Plan when they are 21 years of age and have completed a three-month period of service. The Company does not begin to match contributions until the participant has completed one year of service as defined by the Plan.

Contributions

Plan participants may elect to make pretax contributions as a percentage of compensation up to 50% of compensation, subject to Internal Revenue Service limitations. Effective January 1, 2008, the Company makes a matching contribution in an amount equal to 100% of the initial pretax contributions up to 1% of eligible compensation and 50% of the pretax contributions between 2% and 7% of the participant’s eligible compensation. Participants direct the investment of their contributions and the Company’s matching contribution into various investment options offered by the Plan.

Participants who are age 50 or older by the end of the applicable plan year and have contributed the maximum pretax contributions allowable by the Plan during the Plan year may make an additional pretax catch-up contribution. The catch-up contribution was limited to $5,000 for the year ended December 31, 2008.

Corrective distributions of $0 and $1,406,708 for the Plan years ended December 31, 2008 and 2007, respectively, are payments made to certain active participants to return to them excess deferral contributions. The return of excess contributions is required to satisfy the relevant nondiscrimination tests of the Plan for the year.

Vesting

Participants are immediately vested in their voluntary contributions and earnings thereon. Effective January 1, 2008, participants become 100% vested in the Company’s contributions and earnings thereon after two years of service.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(1)	Description of the Plan (continued)

Rollover contributions and distributions

Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the 60th day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

Participants’ accounts

Separate accounts are maintained with respect to Plan participants’ pretax contributions, employer matching contributions, and rollover contributions. Each participant’s account is credited with the appropriate contributions and allowance of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/losses and expenses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.

Participant loans

Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued, plus 1%. For 2008 and 2007, the loan interest rate averaged 6.2% and 9.1%, respectively. Loans outstanding at December 31, 2008 and 2007, totaled $30,374,007 and $27,287,813, respectively.

Payment of benefits

Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump-sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than 20 years. Participants may also elect to defer distributions subject to certain conditions.

Withdrawals of a participant’s vested benefits are also permitted upon attainment of age 59-1/2 or, subject to Plan provisions, as a hardship distribution.

Forfeitures

Forfeitures of nonvested Company contributions are applied to reduce future Company contributions. Unallocated forfeited nonvested accounts totaled $120,747 and $184,147 at December 31, 2008 and 2007, respectively. During 2008, forfeited nonvested accounts reduced Company contributions by $628,403.

Administrative expenses

Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2008, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of participants who have requested loans.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(1)	Description of the Plan (continued)

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement, and the trust thereunder, subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

(2)	Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through a common collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets, liabilities and net assets and the reported amount of additions to and deductions from net assets. Actual results could differ from those estimates.

Concentration of credit risk and market risk

The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(2)	Summary of significant accounting policies (continued)

Impact of recently issued accounting standard

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

• Level 1 — Quoted prices in active markets for identical assets or liabilities.

• Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money market accounts: Valued at cost, which approximates fair value.

Common collective trusts: Valued by the trustee based on the fair value of the underlying securities within the fund.

Mutual funds: Valued using quoted market prices in active markets.

Starwood common stock: Valued using quoted market prices in active markets.

Participant loans: Valued at cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(2)	Summary of significant accounting policies (continued)

Benefits paid to participants

Benefits paid to participants are recorded in the period in which they are paid.

Assets transferred from other plans, net

Assets transferred from or to other plans represent transfers of participant account balances whenever a participant changes employment between the Company and a nonaffiliate of Starwood who has elected to adopt the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as a mirror plan.

(3)	Fair value measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Money market fund	$—	$608,680	$—	$608,680
Common collective trusts	—	127,717,636	—	127,717,636
Mutual funds	344,383,617	—	—	344,383,617
Starwood common stock	28,524,623	—	—	28,524,623
Participant loans	—	—	30,374,007	30,374,007

Total assets at fair value	$372,908,240	$128,326,316	$30,374,007	$531,608,563

The following table presents a reconciliation of the Plan’s participant loans measured at fair value for the year ended December 31, 2008:

Balance at January 1, 2008	$27,287,813
Purchases, sales, issuances and settlements, net	3,086,194

Balance at December 31, 2008	$30,374,007

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(4)	Investments

The following investments, along with their respective percentage of net assets available for benefits, represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2008		2007
Vanguard Prime Money Market Fund	$132,671,083	25%	$—	—%

Fidelity Diversified International Fund	54,044,646	10	102,105,684	15

State Street Bank and Trust Company Principal Accumulation Return Fund	49,996,394	9	163,929,186	24

Vanguard Institutional Index Fund	48,287,054	9	—	—

PIMCO Total Return Admin. Fund	44,484,210	8	*	*

Wells Fargo Advantage Capital Growth Fund	41,961,488	8	49,846,215	7

Participant Loans	30,374,007	6	*	*

Starwood Common Stock	28,524,623	5	60,254,328	9

State Street Bank and Trust Company S&P 500 Flagship Fund Series A	—	—	68,754,531	10

*	Investment balance is less than 5% of the Plan’s net assets.
The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value as follows for the year ended December 31, 2008:

Common collective trusts	$(29,960,095)
Mutual funds	(131,700,421)
Starwood Common Stock	(37,226,456)

$(198,886,972)

(5)	Tax status

The Plan received a favorable determination letter from the IRS dated October 8, 2003. The determination letter was applicable for amendments adopted by the Plan through January 8, 2002. Subsequent to this determination by the IRS, the Plan was further amended. Effective January 1, 2006, the Plan was restated to adopt all prior amendments to the Plan. Subsequent to the Plan restatement, the Plan was further amended. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2008.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
(6)	Party-in-interest transactions

Certain Plan investments are held in funds managed by State Street; therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions. Fees incurred by the Plan for the investment management services amounted to $36,245 for the year ended December 31, 2008. In addition, fees paid to the Plan’s recordkeeper amounted to $3,204,601 for the year ended December 31, 2008.

The Company also charges the Trust for an allocation of certain administrative costs. The Company is the Trust sponsor; therefore, these transactions qualify as party-in-interest transactions. Total costs charged to the Trust were $57,146 for the year ended December 31, 2008.

(7)	Reconciliation of financial statements to Form 5500

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500:

	December 31,	December 31,
	2008	2007
Net assets available for benefits per financial statements	$536,199,603	$674,598,206
Amounts allocated to withdrawing participants	(49,424)	(628,033)
Adjustments from fair value to contract value for fully benefit-responsive investment contract	(453,097)	(5,982,345)

Net assets available for benefits per Form 5500	$535,697,082	$667,987,828

The following is a reconciliation of total investment losses as reported in the financial statements for the year ended December 31, 2008 to Form 5500:

Total investment losses, net per the financial statements	(180,910,471)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(453,097)
2007 adjustment from fair value to contract value for fully benefit-responsive investment contract	5,982,345

Total investment losses per Form 5500	$(175,381,223)

The following is a reconciliation of benefits paid to participants as reported in the financial statements for the year ended December 31, 2008 to Form 5500:

Benefits paid to participants per the financial statements	$66,391,370
Amounts allocated to withdrawing participants at December 31, 2007	(628,033)
Amounts allocated to withdrawing participants at December 31, 2008	49,424

Benefits paid to participants per the Form 5500	$65,812,761

(8)	Nonexempt Transaction

During the year ended December 31, 2008, there were unintentional delays by the Sponsor in remitting employee contributions to the custodian of the Plan’s assets in the amount of $59,651. As of December 31, 2008, these employee contributions were remitted to the custodian.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN #52-1193298
Plan #001
Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2008

Participant Contribution and Loan
Payments Transferred Late to	Total that Constituted Non-exempt
the Plan	Prohibited Transactions
$59,651	$59,651

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN #52-1193298
Plan #001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008

	Description of investment
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral,
lessor or similar party	par or maturity value	Current value
Money market fund
* State Street Short Term Investment Fund	608,680 units	$608,680

Common collective trusts

* State Street Bank and Trust Company Principal Accumulation Return Fund	3,840,655 units	49,996,394

Barclays Global Investors LifePath Retirement	316,347 units	3,007,538

Barclays Global Investors LifePath 2010	1,233,587 units	11,395,897

Barclays Global Investors LifePath 2020	2,768,641 units	23,335,375

Barclays Global Investors LifePath 2030	3,030,744 units	23,807,830

Barclays Global Investors LifePath 2040	2,170,546 units	16,174,602

Total common collective trusts		127,717,636

Mutual funds

Vanguard Prime Money Market Fund	10,103,967 units	132,671,083

Vanguard Institutional Index Fund	1,495,809 units	48,287,054

PIMCO Total Return Admin. Fund	1,951,050 units	44,484,210

Dreyfus Premiere Structured Mid-Cap Fund	2,678,533 units	14,769,053

Veracity Small Cap Value Fund	197,841 units	1,215,161

John Hancock Classic Value Fund	1,609,704 units	6,950,922

Wells Fargo Advantage Capital Growth Fund	6,986,185 units	41,961,488

Fidelity Diversified International Fund	744,991 units	54,044,646

Total mutual funds		344,383,617

* Starwood Common Stock	1,601,663 shares	28,524,623

Participant loans	Secured by vested benefits; maturity dates through May 2022; interest rates 4.25% - 10.5%	30,374,007

Total Assets (held at end of year)		$531,608,563

*	Represents a party-in-interest

Note:	Cost information has been excluded as all investments are participant-directed investments

EXHIBIT INDEX
The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit

23.1	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm